For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Phone: +(86) 10 65181122-5107 Email: ir@ata.net.cn	CCG Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915 Ed Job, CFA

Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com

ATA Announces Results for First Fiscal Quarter 2010

BEIJING, September 3, 2009 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced its unaudited financial results for its first quarter ended June 30, 2009 (“First Quarter 2010”).

First Quarter 2010 Highlights

■	Net revenues increased by 16.8% year-over-year to approximately RMB79.8 million (US$11.7 million).
■	Gross profit increased by 13.9% year-over-year to approximately RMB44.6 million (US$6.5 million).
■	Income from operations decreased by 12.4% year-over-year to approximately RMB15.5 million (US$2.3 million).
■	Net income increased by 1.9% year-over-year to approximately RMB12.7 million (US$1.9 million).
■	Net income excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) increased by 2.8% year-over-year to approximately RMB14.1 million (US$2.1 million).
■
Basic and diluted earnings per ADS were RMB0.56 (US$0.08) and RMB0.56 (US$0.08), respectively. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP)
were RMB0.62 (US$0.09) and RMB0.62 (US$0.09), respectively. Each ADS represents two common shares of the Company.

■
For the quarter, ATA delivered approximately 2.2 million tests, an increase of 49.5% year-over-year. In addition, average revenue per test decreased to RMB28.9 from RMB36.0 in the same period last year.

“We are pleased with our results for the quarter, as we were able to deliver double-digit year-over-year revenue growth despite a challenging economic environment,” commented Kevin Ma, ATA’s Chairman and Chief Executive Officer. “This performance reflects the resilience of our business model and is a clear indication that our existing client base and service offerings continue to generate sustainable, strong organic growth. In addition to our healthy organic growth, we reached important milestones in the execution of our strategic plan following our appointment earlier in the year as exclusive country master distributor in China for the Test of English for International Communication (“TOEIC”) for Educational Testing Service (“ETS”). The TOEIC contributed RMB6.4 million to net revenue in our first full quarter as distributors, with average revenue per test of RMB237, the highest average revenue per test among all of ATA’s tests. This is an important milestone as it demonstrates our ability to successfully leverage our technology platform and distribution capabilities to broaden our service offerings and diversify into the non-government sponsored testing areas to reduce our dependency on government decisions. We have also made good progress in the roll-out of our HR Select services to help our clients screen talented people and make better and more accurate hiring decisions. We have so far registered 10,000 companies with trial accounts and expect to start generating revenues from HR Select in the second quarter of fiscal year 2010. As we look to the future, we expect TOEIC and HR Select to gain traction and increase our penetration of the private sector. We also have high expectations for the upcoming launch of our Cambridge Young Learners English online tutorials in October, and as we continue to make progress with our government ministry customers, we believe we are in a better position today than ever before to monetize the large testing opportunity in China.”

ATA’s Chief Financial Officer, Carl Yeung, stated, “Our first quarter results are very close to the top end of our guidance due to strong test-taker volume for tests we delivered for the China Banking Association and the Securities Association of China as well as the deployment of the TOEIC exam. The overall number of test takers for the certification of bankers, brokers and fund sales professionals increased by 130,000 compared to the same period of last year. In addition, the TOEIC test made a very positive contribution to our top line results in the quarter. Beijing Jindixin Software Technology Company Limited (“JDX”) contributed RMB2.9 million to net revenues after the completion of our acquisition of JDX, mainly from test-related services for commercial customers. Offsetting this was a 15.7% year-over-year decline in net revenues from our test-based education services. We expect net revenues from our test-based education services to continue to decline, as we made the strategic decision to redirect most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC, which we believe have bigger and more attractive market opportunities. We believe the revenue opportunity behind TOEIC and HR Select will also become more visible in the quarters ahead as these services gain wider recognition and acceptance. We are also pleased that ATA Learning (Beijing) Inc.(“ATA Learning”), ATA Online (Beijing) Education Technology Limited (“ATA Online”) and JDX were recently re-certified as “High and New Technology Enterprises” before the announcement. Together with ATA Testing Authority (Beijing) Limited, all of our principle PRC operating subsidiaries are now subject to the preferential tax rate of 15%, which will reduce our overall effective tax rate. These certifications support and reinforce the strong technology background of our company. We will continue to monitor the regulatory environment in China to take advantage of opportunities to enhance shareholder value.”

Financial Results for the First Quarter 2010

For First Quarter 2010, net revenues were RMB79.8 million (US$11.7 million), representing a 16.8% increase year-over-year. This increase was mainly driven by an 18.1% increase in net revenues from testing services to RMB63.7 million (US$9.3 million) in the quarter from RMB53.9 million in the same period last year. Net revenues from test preparation and training solutions increased to RMB1.5 million (US$0.2 million) from RMB0.5 million in the same period of last year. Other revenue increased 82.1% year-over-year, mainly contributed by the test-related services revenue of JDX following the completion of the acquisition, while net revenues from test-based educational programs declined by 15.7% over the comparable period last year.

The overall number of tests delivered increased by 49.5% year-over-year to approximately 2.2 million in the quarter, while the average revenue per test delivered decreased to RMB28.9 from RMB36.0 in the same period of last year. This decrease in average revenue per test was due to a high school testing service program which did not exist in the same period in fiscal year 2009, and which offered approximately 519,000 tests at the lower price of RMB1.1 per test.

Gross profit increased by 13.9% year-over-year to RMB44.6 million (US$6.5 million) from RMB39.2 million in the same period last year. Gross margin decreased to 55.9% in First Quarter 2010 from 57.3% in the same period last year, driven by the effect of the amortization of intangible assets, mainly the TOEIC royalty fee and certain software, which were acquired and capitalized in the forth quarter of fiscal year 2009.

Operating expenses increased by 35.5% year-over-year to RMB29.1 million (US$4.3 million) from RMB21.5 million in the same period last year, primarily due to an increase in research and development expenses. Research and development expenses increased by 75.5% to RMB5.8 million (US$0.8 million) from RMB3.3 million, primarily related to costs for testing software development as well as salaries and compensation increases. Sales and marketing expenses increased by 40.9% year-over-year to RMB8.4 million (US$1.2 million) from RMB6.0 million, primarily resulting from the increase in marketing efforts to support the launch of HR select and other testing service promotions as well as salaries and compensation increases. General and administrative expenses increased by 22.2% to RMB14.9 million (US$2.2 million) from RMB12.2 million in the same period last year, primarily due to professional charges for the consulting and valuation services associated with the JDX acquisition as well as salaries and compensation increases.

Headcount expanded by 140 to 492 in First Quarter 2010 from 352 in the first quarter of fiscal year 2009 to support the operational continuity of the JDX business following completion of our acquisition of it and the business development of TOEIC, HR Select and our Cambridge Young Learners English online tutorials. The increase in salaries and compensation from the additional headcount has been mainly allocated to research and development, sales and marketing, and general and administrative expenses.

Income from operations decreased by 12.4% year-over-year to approximately RMB15.5 million (US$2.3 million) from RMB17.7 in the same period last year. Operating margin decreased to 19.4% in First Quarter 2010 from 25.9% in the same period last year.

Net income for First Quarter 2010 increased by 1.9% to RMB12.7 million (US$1.9 million) from RMB12.4 million in the same period last year. Basic and diluted earnings per common share were RMB0.28 (US$0.04) and RMB0.28 (US$0.04), respectively, and basic and diluted earnings per ADS were RMB0.56 (US$0.08) and RMB0.56 (US$0.08), respectively.

Net income excluding share-based compensation expense and foreign currency exchange gain (losses) (non-GAAP) was RMB14.1 million (US$2.1 million) for First Quarter 2010. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (losses) (non- GAAP) were RMB0.62 (US$0.09) and RMB0.62 (US$0.09), respectively.

Other Operating Data

As of June 30, 2009, ATA had 1,951 authorized test centers located throughout China.

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended June 30, 2009 were 22.5 million and 22.7 million respectively. ATA had 45.7 million common shares outstanding as of June 30, 2009.

Second Fiscal Quarter 2010 and Full Year Fiscal Year 2010 Guidance

For the fiscal second quarter 2010, ATA forecasts net revenues will be in the range of RMB40 million to RMB44 million, representing a reduction in the range of 14.9% to 22.6% compared to the fiscal second quarter 2009. ATA re-iterates the expectation that net revenues for the fiscal year ended March 31, 2010 will be in the range of RMB260 million to RMB280 million, which is expected to represent a 19.5% to 28.7% growth over fiscal year 2009. This is ATA’s current and preliminary view, which is subject to change. Our results of operations for First Quarter 2010 are not necessarily indicative of our operating results for any future periods.

Adjustments to Previously Released 2009 Fourth Quarter Results

The Company made several adjustments during its financial closing procedures for fiscal year 2009 which impacted its results of operations for the fourth quarter of fiscal year 2009. After the adjustments, net revenues were RMB29.7 million (corrected from RMB31.7 million) and net loss was RMB11.9 million (corrected from RMB4.0 million). The adjustment to net revenues was caused by certain client schools not fulfilling their contractual obligation to offer our courses for the 2008-2009 school year and failing to notify us of this before the fiscal year end. The net loss adjustment resulted from an increase in our bad debts allowance, as some schools have declined to pay for previously provided services after their relationship with us terminated, and from provision for bad debt related to a RMB3.3 million advance payment to a third party pursuant to a 2005 business cooperation arrangement that has been terminated.

Other Announcements:

On August 7, 2008, the Company entered into agreements to purchase Beijing office building space for total cash consideration of RMB51.5 million. On August 12, 2008, RMB0.4 million was paid to the seller as a deposit, and the remainder of the consideration was paid to the seller on July 21, 2009. The Company believes that the existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on September 4, 2009, to discuss the results for First Fiscal Quarter 2010. Joining Kevin Ma, Chairman and Chief Executive Officer of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1-866-271-6130 five to ten minutes prior to the scheduled conference call time and mention the pass code 38942717. International callers should dial +1-617-213-8894, and mention the pass code 38942717.

If you are unable to participate in the call at this time, a replay will be available on September 4, 2009 at 11:00 a.m. ET, through September 11, 2009. To access the replay, dial +1-888-286-8010, international callers should dial +1-617-801-6888, and enter the pass code 27463770.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,951 authorized test centers located throughout China as of June 30, 2009, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 30.7 million tests including 20.6 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit: http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal quarter ending September 30, 2009 and the fiscal year ending March 31, 2010. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to deploy new test titles, the Company’s ability to win new enterprise contracts, the Company’s ability to convert its existing enterprise contracts into actual revenue, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2008, which was filed with the U.S. Securities and Exchange Commission on August 28, 2008 and is available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2008.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange gains (losses) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gains (losses). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release. ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gains (losses), which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end this release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Currency Convenience Translation

The Company’s financial information is stated in RMB. The translation of RMB amounts for the first quarter of 2010 into United States dollars is included solely for the convenience of readers and has been made at the rate of RMB6.8302 to US$1.00, the noon buying rate as of June 30, 2009 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              March 31,                    June 30,                    June 30,
                                                                2009                         2009                        2009

                                                                 RMB                             RMB                            USD

   ASSETS

   Current assets:

    Cash                                                       310,503,071                301,814,681                  44,188,264

    Accounts receivable, net                                    71,076,794                 78,927,592                  11,555,678

    Inventories                                                  2,287,260                  2,262,522                     331,253

    Prepaid expenses and other current assets                   15,134,804                 15,179,890                   2,222,466

           Total current assets                                         399,001,929                   398,184,685                     58,297,661

    Property and equipment, net                                 20,987,472                 21,547,734                   3,154,774

    Goodwill                                                    23,422,850                 23,422,850                   3,429,307

    Intangible assets, net                                      25,994,261                 25,297,344                   3,703,749

    Other assets                                                 1,838,544                  2,603,761                     381,213

           Total assets                                                 471,245,056                   471,056,374                     68,966,704

   LIABILITIES AND SHAREHOLDERS’ EQUITY

   Current liabilities:

    Accrued expenses and other payables                         44,950,280                 52,746,267                   7,722,507

    Deferred revenues                                           40,238,256                 21,707,889                   3,178,222

           Total current liabilities                                     85,188,536                    74,454,156                     10,900,729

    Deferred revenues                                            5,626,153                  3,780,299                     553,468

    Deferred tax liabilities                                       189,583                    194,062                      28,412

           Total liabilities                                             91,004,272                    78,428,517                     11,482,609

   Shareholders’ equity:

    Common shares                                                3,503,619                  3,503,619                     512,960

    Treasury shares                                           (10,126,861)                (16,677,623)                 (2,441,747)

    Receivable from shareholders                               (5,226,173)                          -                           -

    Additional paid-in capital                                 500,350,068                501,628,024                  73,442,655

    Accumulated other comprehensive loss                      (16,157,846)                (16,414,389)                 (2,403,208)

    Accumulated deficit                                       (92,102,023)                (79,411,774)                (11,626,565)

           Total shareholders’ equity                                   380,240,784                   392,627,857                     57,484,095

           Total liabilities and shareholders’ equity                   471,245,056                   471,056,374                     68,966,704

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	June 30,	March 31,	June 30,	June 30,
	2008	2009	2009	2009

	RMB	RMB	RMB	USD

Net revenues	68,331,931	29,676,892	79,802,924	11,683,834
Testing services	53,885,098	17,755,644	63,651,285	9,319,095
Test-based educational services	11,024,193	8,457,723	9,293,623	1,360,666
Test preparation and training solutions	508,088	904,610	1,549,421	226,849
Other revenue	2,914,552	2,558,915	5,308,595	777,224
Cost of revenues	29,163,638	16,931,946	35,198,516	5,153,365

Gross profit	39,168,293	12,744,946	44,604,408	6,530,469

Operating expenses:
Research and development	3,287,178	4,217,381	5,768,559	844,567
Sales and marketing	5,961,055	4,238,377	8,399,617	1,229,776
General and administrative	12,218,300	17,277,168	14,926,414	2,185,355

Total operating expenses	21,466,533	25,732,926	29,094,590	4,259,698

Income (loss) from operations	17,701,760	(12,987,980)	15,509,818	2,270,771
Interest income	190,472	50,345	179,902	26,339
Foreign currency exchange gain (loss), net	609,647	(3,873)	(169,731)	(24,850)

Earnings (loss) before income taxes	18,501,879	(12,941,508)	15,519,989	2,272,260

Income tax benefit (expense)	(6,054,172)	1,061,872	(2,829,740)	(414,298)

Net income (loss)	12,447,707	(11,879,636)	12,690,249	1,857,962

Basic earnings (loss) per common share	0.28	(0.26)	0.28	0.04

Diluted earnings (loss) per common share	0.27	(0.26)	0.28	0.04

Basic earnings (loss) per ADS	0.56	(0.52)	0.56	0.08

Diluted earnings per (loss) ADS	0.54	(0.52)	0.56	0.08

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2008	2009

	RMB	RMB

GAAP net income	12,447,707	12,690,249
Share-based compensation expenses	1,908,875	1,277,956
Foreign currency exchange (gain) losses	(609,647)	169,731
Non-GAAP net income	13,746,935	14,137,936

GAAP earnings per ADS:
Basic	0.56	0.56
Basic			0
Diluted	0.54	0.56
Share-based compensation expenses per ADS:
Basic	0.07	0.06
Diluted	0.07	0.06
Foreign currency exchange (gain) losses per ADS:
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Non-GAAP earnings per ADS:
Basic	0.60	0.62
Diluted	0.58	0.62
Non-GAAP earnings per common share:
Basic	0.30	0.31
Diluted	0.29	0.31